Exhibit 99.1

News Release

Amaya Completes Sale of Cadillac Jack, Provides Corporate Updates

MONTREAL, Canada, June 1, 2015 – Amaya Inc. (“Amaya” or the “Corporation”) (TSX: AYA) today announced the completion of its sale of Cadillac Jack, Inc. (“Cadillac Jack”) and provided certain corporate updates. All dollar ($) figures are in Canadian dollars unless noted otherwise.

Amaya Completes Sale of Cadillac Jack to AGS for $476 million

Amaya has completed its previously announced sale (the “Transaction”) of 100% of the issued and outstanding shares of Amaya Americas Corporation (“Amaya Americas”), the indirect parent company of Cadillac Jack to AGS LLC (“AGS”), an affiliate of funds managed by Apollo Global Management, LLC (NYSE: APO).

Pursuant to the previously announced Stock Purchase Agreement, AGS has purchased all of the shares of Amaya Americas for an aggregate purchase price of approximately $476 million1, comprising cash consideration of approximately $461 million and a $15 million payment-in-kind (“PIK”) note, bearing interest at 5.0% per annum and due on the eighth anniversary of the closing date. Proceeds from the Transaction were used to help repay in full Cadillac Jack’s debt and other associated costs.

“Cadillac Jack has expanded its business greatly under Amaya’s ownership to the credit of its management and its employees,” said Amaya’s Chairman and CEO, David Baazov. “It has enhanced its operational efficiencies and expanded its business both geographically, including acquiring multiple U.S. state commercial licenses, and by markets, including expansion in Class III and online gaming. We anticipate its combination with AGS will expedite the company’s growth strategy.”

“We are extremely pleased that we have been able to crystallize on the value that has been created within Cadillac Jack over the past two-and-a-half years for the benefit of our shareholders,” added Baazov. “The Transaction results in both a strong return on our investment and a significant deleveraging event that puts us on the path to achieving our previously guided Adjusted Net Leverage Ratio2 of 4.0 to 4.5 by the end of the year. It is also consistent with our strategy to focus on our primary growth platform, our core B2C operations.”

Macquarie Capital and Deutsche Bank Securities Inc. acted as Amaya’s co-financial advisors in connection with the Transaction, and Greenberg Traurig, P.A. served as legal advisor to Amaya in connection with the Transaction.

[1]	Based on USD to CAD Bank of Canada noon exchange rate of 1.2465 on May 29, 2015. On a USD basis, the purchase price equaled approximately USD$370 million in cash plus a USD$12 million PIK note.
[2]	Adjusted Net Leverage Ratio is a non-U.S. GAAP and non-IFRS measure defined as Adjusted Net Debt divided by Adjusted EBITDA. Adjusted Net Debt as defined by the Corporation means total financial leverage minus cash (with cash including funds in excess of working capital requirements set aside for the deferred payment that is in Restricted Cash in the Corporation’s Financial Statements), and after giving effect to the anticipated divestitures of our B2B assets. This does not assume potential cash from the exercise of warrants with maturity dates extending beyond 2015. Adjusted EBITDA as defined by the Corporation means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs. Adjusted EBITDA and Adjusted Net Debt are also non-U.S. GAAP and non-IFRS measures.

Corporate Updates

AMF Update

As previously announced by Amaya, the Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation into the trading of Amaya securities surrounding the announcement of the Oldford Group acquisition on June 12, 2014. The investigation involves employees of Amaya, including David Baazov, Chief Executive Officer of the Corporation and Daniel Sebag, Chief Financial Officer of the Corporation (but not involving any personal trading by such individuals). The AMF has neither announced any proceedings nor filed any charges.

A court order seal has been and remains in place with respect to details of the investigation by the AMF; Amaya is not permitted by law to disclose further details surrounding the AMF investigation.

Pursuant to a request from Amaya, the AMF has authorized Amaya to make the above-mentioned disclosure. Amaya and its management are solely responsible for the content of the disclosure in the following paragraphs. The AMF has not in any way endorsed such content.

“To date, the AMF has neither threatened nor initiated any legal proceedings against the Corporation or its employees. Amaya has also not been provided with any evidence that any officers, directors, or other employees violated any securities laws or regulations,” said Ben Soave, retired Chief Superintendent of the Royal Canadian Mounted Police, a member of Amaya’s Compliance Committee and an advisor to the Corporation’s Board of Directors since 2012. “Nonetheless, as we previously announced, the Corporation conducted an internal review, supervised by its independent board members with the assistance of external legal counsel, which thoroughly reviewed the relevant internal activities surrounding the Oldford Group acquisition. This review found no evidence of any violations of Canadian securities laws or regulations.”

“Amaya’s independent board members have been following this issue very closely and we fully support David Baazov, Daniel Sebag and Amaya’s management team,” said Dave Gadhia, Amaya’s Lead Director and independent board member, and the former Executive Vice Chairman and CEO of Gateway Casinos & Entertainment Inc. “The Corporation is not aware of any reasonable basis for proceedings against Amaya or its directors, officers or employees. We will continue to cooperate with the AMF and intend to provide further updates on the investigation if and when it is permitted.”

“We have been cooperating with the AMF since the announcement of our acquisition of Oldford Group,” said Amaya’s Chairman and CEO David Baazov. “I believe that any concerns that I or other Amaya officers or directors violated any Canadian securities laws are unfounded and we are confident that at the end of its investigation, the AMF will come to the same conclusion.”

bwin.party Proposal

Amaya provided clarification that its previously announced agreement to jointly finance (subject to the satisfaction of certain conditions), along with GVC Holdings PLC (AIM: GVC) (“GVC”), GVC’s proposed acquisition of the entire issued and to be issued share capital of global online gaming operator bwin.partydigital entertainment plc (LSE: BPTY) (“bwin.party”), does not contemplate the issuance of equity by Amaya. Amaya cautions that there is no agreement between GVC and bwin.party and there can be no guarantee that any discussions will result in any such agreement or the completion of any transaction. Amaya does not intend to provide further details on GVC’s proposal, any related financing, including by Amaya, or any discussions regarding the same, until it is deemed necessary or appropriate.

Share Buy-back

Amaya has entered into an automatic share purchase plan (the “APP”) with a broker to facilitate repurchases of its common shares (“Common Shares”) under its TSX-approved normal course issuer bid (“NCIB”). Subject to certain TSX restrictions, as generally described in Amaya’s February 13, 2015 press release, and to the terms and conditions of the APP, Amaya’s broker may repurchase Common Shares under the APP at any time. Purchases of Common Shares under the NCIB may be made through the TSX or, pursuant to recently amended terms of the NCIB, on alternative trading systems. The APP, which the TSX has pre-cleared, will be effective beginning June 3, 2015 and will terminate upon the earlier of February 17, 2016 or the date on which the Corporation has purchased the maximum number of Common Shares permitted under the NCIB. Amaya has not yet purchased any Common Shares pursuant to the NCIB.

ABOUT AMAYA

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. PokerStars is the world’s most popular and successful online poker brand. Amaya also provides B2B interactive gaming solutions to the regulated gaming industry.

CAUTION REGARDING FORWARD LOOKING STATEMENTS AND NON-U.S. GAAP AND NON-IFRS FINANCIAL MEASURES

All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Corporation expects, believes or anticipates will or may occur in the future are “forward-looking statements” within the meaning of applicable securities laws. These statements are based on certain assumptions and estimations made by the Corporation and based on management’s experience, expectations and perceptions as well as other factors believed to be appropriate and reasonable at this time. Forward-looking statements are not guarantees of performance or the occurrence of any event and are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate, including, without limitation, whether the AMF in the future will threaten or initiate any legal proceedings against the Corporation or any of its officers, employees or directors, or what the costs or outcome would be if such proceedings were in fact commenced. Additional applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended March 31, 2015, each as filed on SEDAR at www.sedar.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Corporation undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

This release contains non-U.S. GAAP and non-IFRS financial measures and are noted and defined where used, specifically Adjusted Net Leverage Ratio, Adjusted Net Debt and Adjusted EBITDA. These financial measures are commonly used to compare companies and management believes they are important measures in evaluating Amaya. However, they are not recognized measures under U.S. GAAP or IFRS and do not have standardized meanings prescribed by U.S. GAAP or IFRS. Therefore, they may not be comparable to similar measures presented by other companies. Investors are cautioned that such measures should not be construed as alternatives to comparable U.S. GAAP or IFRS measures determined in accordance with U.S. GAAP or IFRS.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com